                                               ---------------------------------
                                                          OMB APPROVAL
                                               ---------------------------------
                                                OMB Number            3235-0145
                                               ---------------------------------
                                                Expires:        August 31, 1999
                                               ---------------------------------
                                                Estimated average burden
                                                hours per response . . . .14.90
                                               ---------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)*


                           American Vanguard Corporation
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock, $0.10 Par Value Per Share
 ------------------------------------------------------------------------------
                           (Title of Class of Securities)


                                    030371108
 ------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Potential persons who are to respond to the collection of informaton contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 030371108


-----------------------------------------------------------------------------------------------
1.       Names of Reporting Persons.       Jay R. Harris
         I.R.S. Identification Nos. of Above Persons (entities only).

-----------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  .................................................................................

         (b)  .................................................................................
-----------------------------------------------------------------------------------------------
3.       SEC Use Only .........................................................................
-----------------------------------------------------------------------------------------------
4.       Citizenship or Place of Organization U.S.

-----------------------------------------------------------------------------------------------
Number of                   5.      Sole Voting Power:        133,814
Shares                      -------------------------------------------------------------------
Beneficially                6.      Shared Voting Power:      -0-
Owned by                    -------------------------------------------------------------------
Each                        7.      Sole Dispositive Power:   133,814
Reporting                   -------------------------------------------------------------------
Person With:                8.      Shared Dispositive Power: 103,770
-----------------------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person     237,584

-----------------------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (11) 8.999%

-----------------------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions) IN

-----------------------------------------------------------------------------------------------


                            Page 2 of 5 pages

ITEM 1.

         (a) The name of the issuer is American Vanguard Corporation (the "Corporation").

         (b) The Corporation's executive office is located at 4100 East Washington Boulevard, Los Angeles, California 90023.

ITEM 2.

         (a) The person filing this statement is Jay R. Harris.

         (b) Mr. Harris' residence is 130 East End Avenue, New York, NY 10028.

         (c) Mr. Harris is a United States citizen.

         (d) The Security is common stock, $0.10 par value per share.

         (e) The CUSIP Number of the Security is 030371108.

ITEM 3.

             Not applicable.

ITEM 4.

         (a) Mr. Harris is the beneficial owner of 237,584 shares of the Security through the following:

                  his direct, personal ownership of shares of the Security;

                  his IRA;

                  his power of attorney for the management of the account of his mother, Lily Harris;

                  his power of attorney for the management of the account of his adult daughter, Lisa Eng, and her IRA;

                  his power of attorney for the management of the IRA of his adult son, James Harris;

                  his position as President of The Jay and Sandra Harris Foundation;

                  his position as General Partner of One GT Associates; and

                  his position as President of Goldsmith & Harris Incorporated ("G&H"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment adviser registered under the Investment Advisers Act of 1940, in accordance with Section 240.13d-1(b)(1)(ii)(E), by virtue of


                             Page 3 of 5 pages

                  G&H's investment discretion over accounts of its clients that hold 103,770 shares of the Security.

         (b) The amount of shares of the Security beneficially owned by Mr. Harris is 8.999% of the total outstanding shares of the Security.

         (c) (i) Mr. Harris has the sole power to vote or to direct the vote of 133,814 shares of the Security.

            (ii) Not applicable.

           (iii) Mr. Harris has the sole power to dispose, or to direct the disposition, of 133,814 shares of the Security.

            (iv) Mr. Harris shares with G&H the power to dispose, or to direct the disposition, of 103,770 shares of the Security.

ITEM 5.

         Not applicable.

ITEM 6.

         The clients of G&H, Lily Harris, Lisa Eng, James Harris, The Jay and Sandra Harris Foundation and One GT Partners Associates may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Security. None of these persons has an interest in 5% or more of the total outstanding shares of the Security.

ITEM 7.

         Not applicable.

ITEM 8.

         Not applicable.

ITEM 9.

         Not applicable.

ITEM 10.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                             Page 4 of 5 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2001
___________________
Date

                                       By Jay R. Harris
                                          ______________________________________
                                          Jay R. Harris



                             Page 5 of 5 pages